PRESS RELEASE

Annual General Shareholders’ Meeting of May 10, 2017

- Shareholders’ approval of the financial statements for 2016 –

- Dividend of €2.96 per share payable as of May 18, 2017 –

- Board Composition: renewal and appointments -

Paris, France - May 10, 2017 - The Combined General Shareholders’ Meeting of Sanofi was held today at the Palais des Congrès in Paris under the chairmanship of Serge Weinberg. All resolutions submitted to the vote were adopted by its shareholders.

The shareholders approved, among other resolutions, the individual Company and consolidated financial statements for the year 2016. At the General Meeting, shareholders decided the distribution of a cash dividend in the amount of € 2.96 per share with payment as of May 18, 2017.

The General Meeting also renewed as Director Fabienne Lecorvaisier and approved the appointment of Bernard Charlès and Melanie Lee as independent Directors, for a term of four years, i.e., until the General Meeting called to approve the financial statements for the year 2020.

Following the General Meeting, the new Board of Directors is comprised of 14 members, of whom six are women. A large majority of the Board’s Directors is independent

•	Serge Weinberg*, Chairman of the Board of Directors

•	Olivier Brandicourt, Chief Executive Officer

•	Laurent Attal

•	Robert Castaigne*

•	Bernard Charlès*

•	Claudie Haigneré*

•	Patrick Kron*

•	Fabienne Lecorvaisier*

•	Melanie Lee*

•	Suet-Fern Lee*

•	Christian Mulliez

•	Carole Piwnica*

•	Diane Souza*

•	Thomas Südhof*

The composition of the committees remains unchanged.

The voting results will be available on the Company’s website (www.sanofi.com) in the coming days.

The audiocast of the Annual General Shareholder Meeting is available on the Company’s website (www.sanofi.com).

(* Independent Director)

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About Sanofi

Sanofi, a global healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi is organized into five global business units: Diabetes and Cardiovascular, General Medicines and Emerging Markets, Sanofi Genzyme, Sanofi Pasteur and Consumer Healthcare. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Contacts:

Relations Presse Laurence Bollack + (33) 1 53 77 46 46 mr@sanofi.com	Relations Investisseurs George Grofik + (33) 1 53 77 45 45 ir@sanofi.com